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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. )*

WisdomTree International Large Cap Dividend Fund
(Name of Issuer)
Exchange Traded Fund
(Title of Class of Securities)
97717W-794
(CUSIP Number)
3-30-2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97717W-794

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Wilmington Trust Corporation 51-0328154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware corporation

	5	SOLE VOTING POWER:

NUMBER OF		138,764

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		129,154

WITH:	8	SHARED DISPOSITIVE POWER:

		15,460

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	145,614

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	97717W-794

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Wilmington Trust Company, in its Fiduciary capacity, 51-0055023

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware banking corporation

	5	SOLE VOTING POWER:

NUMBER OF		52,404

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,509

WITH:	8	SHARED DISPOSITIVE POWER:

		9,605

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,114

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

CUSIP No.	97717W-794

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Wilmington Trust FSB, in its Fiduciary capacity, 52-1877389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Savings Bank, in it Fiduciary capacity

	5	SOLE VOTING POWER:

NUMBER OF		86,360

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		82,645

WITH:	8	SHARED DISPOSITIVE POWER:

		4,055

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	87,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

CUSIP No.	97717W-794

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Wilmington Trust of Pennsylvania, in its Fiduciary capacity, 23-241335

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Pennsylvania banking corporation

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,800

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

CUSIP No. 97717W-794

Item 1(a). Name of Issuer:
WisdomTree Investments, Inc.
WisdomTree Trust
Item 1(b). Address of Issuer’s Principal Executive Offices:
48 Wall Street, 11th Floor
New York, NY 10005
Item 2(a). Name of Person Filing:
Wilmington Trust Corporation, Wilmington Trust Company,
Wilmington Trust FSB and Wilmington Trust of Pennsylvania
Item 2(b). Address of Principal Business Office, or if None, Residence:
1100 North Market Street
Wilmington, DE 19890
Item 2(c). Citizenship:
Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
Wilmington Trust FSB is a Federal Savings Bank; and
Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.
Item 2(d). Title of Class of Securities:
Exchange Traded Fund
Item 2(e). CUSIP Number:
97717W-794
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☑	Bank as defined in Section 3(a)(6) of the Exchange Act.

CUSIP No. 97717W-794
Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks and are each direct, wholly- owned subsidiaries of Wilmington Trust Corporation.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
     Wilmington Trust Corporation is a Parent Holding Company.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☑	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group.

CUSIP No. 97717W-794
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Wilmington Trust Corporation: 145,614 shares Wilmington Trust Company: 56,114 shares Wilmington Trust FSB: 87,700 shares Wilmington Trust of Pennsylvania: 1,800 shares

(b)	Percent of class:

Wilmington Trust Corporation:	10.4%
Wilmington Trust Company:	4.0%
Wilmington Trust FSB:	6.3%
Wilmington Trust of Pennsylvania:	0%
(c)	Number of shares as to which Wilmington Trust Corporation has:
(i)	Sole power to vote or to direct the vote 138,764 shares

(ii)	Shared power to vote or to direct the vote 500 shares

(iii)	Sole power to dispose or to direct the disposition of 129,154 shares

(iv)	Shared power to dispose or to direct the disposition of 15,460 shares
     Number of shares as to which Wilmington Trust Company has:
(i)	Sole power to vote or to direct the vote 52,404 shares

(ii)	Shared power to vote or to direct the vote 0 shares

(iii)	Sole power to dispose or to direct the disposition of 46,509 shares

(iv)	Shared power to dispose or to direct the disposition of 9,605 shares
     Number of shares as to which Wilmington Trust FSB has:
(i)	Sole power to vote or to direct the vote 86,360 shares

(ii)	Shared power to vote or to direct the vote 500 shares

(iii)	Sole power to dispose or to direct the disposition of 82,645 shares

(iv)	Shared power to dispose or to direct the disposition of 4,055 shares
     Number of shares as to which Wilmington Trust of Pennsylvania has:
(i)	Sole power to vote or to direct the vote 0 shares

(ii)	Shared power to vote or to direct the vote 0 shares

(iii)	Sole power to dispose or to direct the disposition of 0 shares

(iv)	Shared power to dispose or to direct the disposition of 1,800 shares

CUSIP No. 97717W-794
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK
Item 8. Identification and Classification of Members of the Group.

Wilmington Trust Corporation:	HC
Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK
Item 9. Notice of Dissolution of Group.
     Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2007	WILMINGTON TRUST CORPORATION
	By:	/s/ Michael A. DiGregorio
Michael A. DiGregorio
Senior Vice President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).